SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

14 Hatidhar Street, Ra'anana 43665, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

MER Telemanagement Solutions Ltd.

6-K Item

1.	MTS Announces Results of General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By:	/s/ Alon Mualem
Alon Mualem Chief Financial Officer

Date: August 12, 2014

MTS – Mer Telemanagement Solutions Ltd. (the “Company”), advises the results of the Annual General Meeting of Shareholders that was held on August 12, 2014. The following resolutions were passed at the Meeting:

1.	Chaim Mer, Isaac Ben-Bassat, Roger Challen, Steven J. Glusband, Yaacov Goldman and Lior Salansky were re-elected to serve as directors for terms expiring at the Company’s 2015 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	Ms. Varda Trivaks was re-elected to serve as an outside director (as such term is defined in the Israeli Companies Law) for a third three-year term and her terms of service were approved;

3.	The terms of service of Chaim Mer, Chairman of the Company’s Board of Directors were ratified and approved;

4.	The terms of service of Mr. Isaac Ben-Bassat, a director nominated for re-election were ratified and approved;

5.	The terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders, including directors and officers deemed to be controlling shareholders, were approved; and

6.	The reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2014, and the authorization of the Board of Directors of the Company to approve, following the approval of the Audit Committee of the Company, such independent registered public accountants’ compensation in accordance with the volume and nature of their services, was ratified and approved.

In addition, the Company’s auditor’s report and consolidated financial statements for the year ended December 31, 2013 were reviewed and discussed at the meeting.

The complete text of the resolutions and related background are set forth in the proxy statement distributed to the Company’s shareholders and furnished to the Securities and Exchange Commission as an exhibit to a Form 6-K dated June 27, 2014.